Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 6, 2017

Re:	TerraCycle US Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed November 16, 2017
File No. 024-10734

Dear Ms. Long:

We acknowledge receipt of comments in your letter of November 30, 2017 regarding the Offering Statement of TerraCycle US Inc. (the “Company”), which we have set out below, together with our responses.

General

1. We note your response to comment one of our letter dated September 26, 2017. Based on your response and disclosure, JH Terra currently owns shares of your parent which it is entitled to convert into shares of TerraCycle US Inc. pursuant to an exchange agreement. JH Terra has not exchanged its shares of your parent for shares of TerraCycle US Inc. so the 34,182 shares of Non-Voting Class A Preferred Stock are not yet outstanding. Therefore, you may not qualify the shares of Non-Voting Class A Preferred Stock at this time. Please revise your offering statement accordingly. Please also have counsel revise its legal opinion.

The exchange has occurred, effective December 1, 2017, and JH Terra is now the owner of the 34,182 shares of Non-Voting Class A Preferred Stock. We have updated the information in the offering statement accordingly. We have reissued the legal opinion.

2. Please revise your table on the cover page to indicate that you are offering Non-Voting Class A Preferred Stock.

We have revised the table as requested.

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3. We note that you intend to issue warrants to your Placement Agent and third party registered broker-dealers warrants to purchase up to 5% of the number of Non-Voting Class A Preferred Stock placed by them. Please clarify whether the warrants and the Non-Voting Class A Preferred Stock underlying your placement agent’s warrants are being qualified in this Regulation A offering statement.

The warrants and the Non-Voting Class A Preferred Stock underlying the warrants are not being qualified in the offering statement.

Selected Risks Associated with the Business, page 11

4. We note your response to comment four of our letter dated September 26, 2017. We note your disclosure on page 8 that you the Air Cycle Corporation assets are expected to increase your company’s revenue by over 50% in 2018. Please include an appropriate risk factor that the anticipated revenues, profits or synergies may not be achieved.

We have added the risk factor as suggested.

Dilution, page 17

5. Please update Net Tangible Book Value Pre-Financing for your most recent balance sheet date.

We have updated the dilution table as suggested.

Use of Proceeds, page 25

6. We note your response to comment six of our letter dated September 26, 2017. We note your disclosure that $3.3 million of the proceeds will be used to repay short-term financing from the seller and an affiliated TerraCycle company. Please describe the material terms of such indebtedness. See Instruction 6 to Item 6 of Form 1-A.

We have expanded the disclosure as suggested.

The Company’s Business, page 26

7. Please revise your disclosures to elaborate on the assets acquired from Air Cycle Corporation.

We have revised the disclosure as suggested.

Liquidity and Capital Resources, page 41

8. Please provide a discussion and analysis of your liquidity and capital resources for the six months ended June 30, 2017 along with the comparable 2016 period. As part of your analysis, please ensure you explain why $215,914 of bad debts expense was recognized.

We have added the discussion as suggested.

Repurchase Option, page 59

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9. Please revise to disclose how the shares will be selected or if you will repurchase a pro rata number from investors. Please also discuss how unpaid dividends will be handled in a repurchase. Please also disclose timing of repurchase payments.

We have revised the disclosure as suggested.

Subsequent Events, page F-15

10. We note that you completed the acquisition of certain assets of Air Cycle Corporation on October 31, 2017. Please provide the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for this acquisition.

The disclosures have been provided as suggested on page F-15.

Summary of Significant Accounting Policies, page F-33

Inventory, page F-35

11. We note your disclosures on pages F-11 and F-37 that ASU 2015-11 is effective for you for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. However, we note your accounting policy that your inventory is stated at the lower of cost or market rather than net realizable value. Please advise. Please also address your disclosure that you are currently evaluating the impact it will have on your consolidated financial statements.

As the company now discloses on page F-35, the Company has adopted ASU 2015-11 beginning January 1, 2017, the effect on its consolidated financial statements being immaterial.

Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1

12. Please remove the pro forma balance sheet as of December 31, 2016. Please refer to Article 11-02(c)(1) of Regulation S-X.

We have removed the balance sheet as suggested.

13. Please revise your presentation of the business combination with Air Cycle Corporation to separately present Air Cycle Corporation’s historical financial information from the acquisition accounting adjustments. Please refer to Article 11-02(b)(4) of Regulation S-X for guidance.

We have revised the presentation as suggested.

14. We note your disclosure on page F-15 that you acquired certain assets of Air Cycle Corporation. If you did not acquire 100% of Air Cycle Corporation, please explain what portions of the business you did not acquire and how this is reflected in your pro forma financial information.

As stated on page PF-1, details of the acquisition are included in note 11 to the US LLC consolidated financial statements.

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15. Please revise your statements of income presentations to present net income (loss) applicable to common stock in accordance with ASC 225-10-S99-5.

We have revised the presentation as suggested.

16. Please include the adjustments based on the purchase price allocation for the acquisition of Air Cycle Corporation. Please refer to Instruction 2 to Article 11-02(b) of Regulation S-X for guidance.

We have included the adjustments as suggested.

If you have additional comments or questions, please contact me at sara.hanks@khlklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
CrowdCheck Law, LLP (f/k/a KHLK LLP)

cc: Richard Perl

TerraCycle US Inc.

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